Form N-8F

I.

General Identifying Information

Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[  ]

Merger

[X]

Liquidation

[  ]

Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[  ]

Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

Name of fund:  Philadelphia Investment Partners New Generation Fund

Securities and Exchange Commission File No.:  811-22395

Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

[X]

Initial Application

[  ]

Amendment

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1233 Haddonfield – Berlin Road, Suite #7

Voorhees, NJ 08043

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thompson Hine LLP

Tanya L. Goins

3560 Lenox Road, Suite 1600

Atlanta, Georgia 30326

(404) 541-2954

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Philadelphia Investment Partners, LLC

1233 Haddonfield – Berlin Rd, Suite #7

Voorhees, NJ 08043

(856) 210-6779

(Registrant’s Declaration of Trust and all amendments thereto, By-Laws, Minute Books, and records relating to its function as investment adviser)

Mutual Shareholder Services, LLC

800 Town Centre Drive, Suite 400

Broadview Heights, OH 44147

(440) 922-0066

(records relating to its function as transfer agent and fund accounting agent)

Rafferty Capital Markets, LLC

59 Hilton Avenue

Garden City, NY 11530

(516) 535-3800

(records relating to its function as principal underwriter)

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Classification of fund (check only one):

[X]

Management company;

[  ]

Unit investment trust; or

[  ]

Face-amount certificate company.

Subclassification if the fund is a management company (check only one):

[X]

Open-end

[ ]

Closed-end

State law which the fund was organized or formed (e.g., Delaware, Massachusetts):  Delaware

Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Philadelphia Investment Partners, LLC

1233 Haddonfield – Berlin Rd, Suite #7

Voorhees, NJ 08043

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Rafferty Capital Markets, LLC

59 Hilton Avenue

Garden City, NY 11530

If the fund is a unit investment trust ("UIT") provide:  N/A

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.:  811-_____

Business Address:

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[ ] No

If Yes, state the date on which the board vote took place:

February 29, 2016.

If No, explain:

(a)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ] Yes

[X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  Neither the Delaware Code, nor the Trust's Agreement and Declaration of Trust require a shareholder vote to approve a liquidation.

I.

Distributions to Shareholders

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes

[  ]No

(a)

If Yes, list the date(s) on which the fund made those distributions):

March 30, 2016.

(b)

Were the distributions made on the basis of net assets?

[X] Yes

[  ] No

(c)

Were the distributions made pro rata based on share ownership?

[X] Yes

[  ] No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)

Liquidations only:

Were any distributions to shareholders made in kind?

[  ] Yes

[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Closed-end funds only:

Has the fund issued senior securities?

[  ] Yes

[  ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes

[  ] No

If No,

(a)

How many shareholders does the fund have as of the date of this form is filed?

(b)

Describe the relationship of each remaining shareholders to the fund:

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes

[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

I.

Assets and Liabilities

Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[  ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[  ] Yes

[  ] No

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

I.

Information About Event(s) Leading to Request for Deregistration

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:

$    0

(ii) Accounting expenses:

$    0

(iii) Other expenses:

Document storage fee

$300

FundSERV termination fee

$300

Banking fee

$100

State termination fee

$  50

(iv) Total expenses:

$750

(a)

How were those expenses allocated?  No allocation.  (one fund only).

(b)

Who paid those expenses?  Philadelphia Investment Partners, LLC

(c)

How did the fund pay for unamortized expenses (if any)?  None.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes

[X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

I.

Conclusion of Fund Business

Is the fund a party to any litigation or administrative processing?

[ ] Yes

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes

[X] No

If Yes, describe the nature and extent of those activities:

II.

Mergers Only

(a)

State the name of the fund surviving the Merger:

(b)

State the Investment Company Act file number of the fund surviving the Merger:

(a)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(b)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of, Philadelphia Investment Partners New Generation Fund, (ii) he is an officer of Philadelphia Investment Partners New Generation Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Peter C. Zeuli

Peter C. Zeuli

President

Philadelphia Investment Partners New Generation Fund